UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION STATEMENT PURSUANT TO
SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

THE MEDICAL EXCHANGE INC.
(Name of Subject Company)

Common Stock, par value $.001 per share
(Title of Class of Securities)

58458E104
(CUSIP Number of Class of Securities)

David Aboudi, Esq.
Aboudi & Brounstein Law Offices
3 Gavish Street
Kfar Saba Israel
+972-9-764-4833
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

THE MEDICAL EXCHANGE INC.
1332 8 th Street
Saskatoon, Saskatchewan
Canada
S7N 0S9

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Securities and Exchange Commission Rule 14f-1

Notice of Change in the Majority of the Board of Directors

June 29, 2006

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of The Medical Exchange Inc. (the "Company") at the close of business on June 23, 2006 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in connection with a scheduled change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about June 29, 2006.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On June 19, 2006, pursuant to share purchase agreements, The Medical Exchange Inc. (the "Company") issued to 11 institutional and private investors an aggregate of 8,037,500 shares (the “New Shares”) of common stock, par value $0.001 per share (hereinafter the “Common Stock”).

The New Shares that were issued represent approximately 79% of the Common Stock issued and outstanding following the issuances. Following the issuance of these shares, there are in the aggregate 10,150,000 shares of Common Stock issued and outstanding.

On June 17, 2006, Ms. Init Reiner was appointed to serve as a director of the Company (hereinafter the “New Director”) by the Company’s existing directors. Ms. Reiner was requested to serve as a director of the Company at the request of one of the purchasers of the New Shares. In addition, on June 17, 2006, Mr. Xiang Chen resigned from position of director of the Company, effective immediately, and Ms. Zhiying Zhao, a director and President of the Company, gave notice of her resignation from all positions held with the Company, such resignation to become effective on the close of business on the 10th day following the filing of this Information Statement. As a result of the appointment of Ms. Reiner and the resignations of Mr. Chen and Ms. Zhao, there will be a change in majority control of the Board of Directors of the Company, effective as of the close of business on the 10th day following the filing of this Information Statement.

As of the Record Date, the authorized capital stock of the Company consisted of 25,000,000 shares of Common Stock, of which 10,150,000 shares are issued and outstanding. Each share of Common Stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

SOLE DIRECTOR AND EXECUTIVE OFFICER

The following sets forth information regarding the Company's sole current executive officer and director and the director who is to take office as of the close of business on the 10th day following the filing of this Information Statement (the “New Director”).

Zhiying Zhao, President, Secretary, Treasurer and Director

Ms. Zhiying Zhao currently serves as the Company’s President, Secretary, Treasurer and sole director. From 1998 to 2000, Ms. Zhao was a visiting scholar of University of Georgia and Ohio State University. From 2000 to 2003, Ms. Zhao served as senior researcher in the University of Toronto and National Research Council of Canada. She holds an MSc. from the University of Toronto.

Ms. Irit Reiner has been appointed as a director of the Company, and her appointment will become effective as of the close of business on the 10th day following the filing of this Information Statement.

Irit Reiner, Director Nominee, Age 47. Ms. Reiner has approximately 25 years experience in the field of arranging and overseeing the provision of recreational touring services to individuals and groups. From January 2002 to March 2006, Ms. Reiner devoted the majority of her time to completing the requisite coursework and obtaining an MBA in business administration from the Jerusalem School of Business Administration at the Hebrew University in Jerusalem (October 2002 to June 2004) and from September 2004 to March 2006 she was enrolled in a post graduate course at the Israel Management Center. From February 1997 to April 2002 she was affiliated with Diesenhuas Peltours, an Israeli based tour operator with various branch offices throughout Israel, where she oversaw the management and operation of several of their branch offices.

FAMILY RELATIONSHIPS

There are no family relationships among any of the Company's current director/officer or the New Director.

VOTING CONTROL

The following table sets forth certain information as of June 20, 2006, with respect to the ownership of Common Stock by of more than five percent of any class of the Company's voting securities. Neither, Ms. Zhao, the current officer and director of the Company, nor Ms. Reiner, the New Director, owned any shares of the Company's Common Stock as of the Record Date.

Name of Beneficial Owner	Common Stock Beneficially Owned		Percentage of Common Stock
Mr. Gil Stiss	1,700,000	(1)	16.75%
Rolfe Investment Ltd.	916,667		9.03%
Mr. Zeev Bronfeld	916,667		9.03%
EDA Capital Corporation	916,667		9.03%
ACC Holdings Ltd.	916,667		9.03%
Pentium Management Ltd.	916,666		9.03%
Zegal & Ross Capital LLC	916,666		9.03%
Ms. Adi Levy	900,000	(2)	8.87%
Melton Management Limited	847,000		8.34%
Mr. Yoav Hirsch	750,000	(2)	7.40%

(1)
The stockholder holds an irrevocable proxy from the holders of an additional 1,950,000 shares of Common Stock to vote their shares on all matters submitted to stockholders. The selling stockholder disclaims any beneficial interest in the shares to which he holds a proxy.

(2)	The stockholder gave an irrevocable proxy to the stockholder referred to in footnote (1) to vote its shares on all matters submitted to stockholders.

SECTION 16 REPORTING

No person who, during the year ended December 31, 2005, was a director, officer or beneficial owner of more than ten percent of the Company's Common Stock (which is the only class of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934 (the "Act") (a "Reporting Person") failed to file on a timely basis, reports required by Section 16 of the Act during the most recent fiscal year or prior years. The foregoing is based solely upon a review by the Company of Forms 3 and 4 during such fiscal year as furnished to the Company under Rule 16a-3(d) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any representation received by the Company from any reporting person that no Form 5 is required.

COMPENSATION OF DIRECTORS

The Company reimburses directors for expenses incurred in connection with attending board meetings but did not pay director's fees or other cash compensation for services rendered as a director in the period ended June 30, 2005.

The Company no formal plan for compensating directors for their service in their capacity as directors. The Company may grant to its directors in the future options to purchase shares of common stock as determined by our Board of Directors or a compensation committee which may be established in the future. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

At present the Company does not have a separately designated standing committees. The entire board of directors is acting as the Company's Audit Committee.

The board of directors does not have a standing nominating committee or a charter with respect to the process for nominating directors for election. The Company does not believe that it is necessary to have a separate Nominating Committee, given the small size of the board and the Company. Stockholders and members of the Company’s board may submit nominees for election to the Company’s Board of Directors to the entire board (not all of whom are independent) for its consideration.

Historically, the Company has not had a formal policy concerning stockholder recommendations to the board of directors. The Company does not believe that such a policy is necessary, due to the small size of the Company and its limited resources. The absence of such a policy does not mean, however, that a recommendation would not have been considered had one been received. The board of directors would consider any candidate proposed in good faith by a stockholder. To do so, a stockholder should send the candidate’s name, credentials, contact information, and his or her consent to be considered as a candidate to the attention of the Company’s Secretary at its principal executive offices. The proposing stockholder should also include his or her contact information and a statement of his or her share ownership (how many shares owned and for how long).

In evaluating director nominees, the board of directors will consider the following factors: (i) the appropriate size of the Company’s board of directors; (ii) the needs of the Company with respect to the particular talents and experiences of its directors; (iii) the knowledge, skills and experience of nominees, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the board of directors; and (iv) the ethical standards of potential nominees. Other than the foregoing, there are no stated minimum criteria for director nominees, although the board of directors may consider such other factors as it may deem are in the best interests of the Company and its stockholders.

The board of directors intends to identify nominees by first evaluating the current members of the board who are willing to continue in service. Current members of the board with skills and experience that are relevant to the Company’s business and who are willing to continue in service are considered for re-nomination. If any member of the board does not wish to continue in service, or if the board decides not to nominate a member for re-election, the board then identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the board are polled for suggestions as to individuals meeting the criteria described above. The board may also engage in research to identify qualified individuals. To date, the Company has not engaged any third parties to identify or evaluate or assist in identifying potential nominees, although the Company reserves the right in the future to retain a third party search firm, if necessary.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for (a) the transactions described below, (b) the ownership of the Company's securities, and (c) the compensation described herein, none of the directors, executive officers, holders of ten percent of the Company's outstanding Common Shares, or any associate or affiliate of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the two fiscal years ended June 30, 2005 and 2004, in any transaction or proposed transaction which may materially affect the Company.

No executive officer, present director, proposed director or any member of these individuals' immediate families or any corporation or organization with whom any of these individuals is an affiliate is or has been indebted to the Company since the beginning of its last fiscal year.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

EXECUTIVE COMPENSATION AND CERTAIN OTHER TRANSACTIONS

Summary Compensation Table.

SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation (1)		Pay- outs
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen- sation (2)	Securities Under Options/ SAR's Granted	Restricted Shares or Restricted Share Units	LTIP Pay- outs	All Other Compen- sation
Zhiying Zhao Treasurer & Director	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Han Xiang Chen Vice President & Director (1)	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1) Mr. Chen resigned from all positions with the Company on June 17, 2006

The Company has not entered into any employment agreement or consulting agreement with directors and executive officers. There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. The directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

Options/SAR Grants in Fiscal Year Ended June 30, 2005

No options or stock appreciation rights were granted to the Company's Chief Executive Officer or any other executive officer during the fiscal year ended June 30, 2005.

Aggregated Options/SAR Exercises in Most Recent Fiscal Year and Fiscal Year-End Options/SAR Values.

No options or stock appreciation rights were held by the Company's Chief Executive Officer or any other executive officer during the fiscal year ended June 30, 2005.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

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